[Letterhead of Sutherland Asbill & Brennan LLP]

March 28, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.
Registration Statement on Form N-2 filed March 28, 2012

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on March 28, 2012 (the “Shelf Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-178932) (the “Prior Registration Statement”), initially filed with the Commission on January 6, 2012 and declared effective, as amended, on February 10, 2012, which Prior Registration Statement related to a follow-on public offering of the Company’s common stock, except for (i) disclosure relating to the delayed or continuous offering of the Company’s common stock in reliance on Rule 415 under the Securities Act of 1933, as amended, in place of disclosure regarding the Company’s follow-on public offering pursuant to the Prior Registration Statement, and (ii) the inclusion of audited financial statements and related financial data for the fiscal year ended December 31, 2011.

Dominic Minore, Esq.

July 19, 2011

* * *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: John J. Mahon